FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX INITIATES PHASE I CLINICAL TRIAL FOR ACNE TREATMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX INITIATES PHASE I CLINICAL TRIAL FOR ACNE TREATMENT

Vancouver, January 24, 2000 - Micrologix Biotech Inc. is pleased to announce it has initiated Phase I clinical trials in the US to evaluate the safety and antimicrobial activity of MBI 594AN in the treatment of acne. Micrologix plans to complete the trials by mid-2000 and to initiate Phase II trials during the second half of the year.

The Phase I trial of MBI 594AN, a new drug product from Micrologix's Bactolysin (cationic peptide) series of compounds, will include: (a) an open-label study to determine the safety and tolerability of MBI 594AN when applied topically to 20 acne patients; and (b) a randomized, double-blind, placebo-controlled trial to assess the antimicrobial effect of MBI 594AN when applied topically to 36 healthy volunteers who are colonized with Propionibacterium acnes (P. acnes). The results of this study will allow Micrologix to compare the activity of MBI 594AN to other drugs approved for the treatment of acne.

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. Data from the 1996 US census indicate that approximately 45 million Americans are affected by this condition. While not life-threatening, the characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects including depression and withdrawal from society.

For more than 30 years, antibiotic agents have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of the bacterium P. acnes and its mediators of inflammation, as well as by producing direct anti-inflammatory effect. The main concern over the use of antibiotics for treating acne is the emergence of resistant organisms. In fact, published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Due to their unique mode of action, cationic antimicrobial peptides overcome current drug-resistance mechanisms and bacteria do not develop resistance to these compounds as demonstrated in pre-clinical studies. These qualities offer significant advantages for the use of MBI 594AN in acne treatment, particularly in situations where currently marketed antibiotics are failing.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections which the Company anticipates will be in Phase III clinical trials in Q3 2000. The Company also has drug development programs for the treatment of eye infections and other serious diseases and plans to initiate an additional Phase I trial in the first half of 2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.